                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 10/A

                                (AMENDMENT NO. 4)



             GENERAL FORM FOR REGISTRATION OF SECURITIES PURSUANT TO
          SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                                BIONUTRICS, INC.
                 (Exact Name of Registrant Specified in Charter)


                            Nevada                       86-0760991
                (State or Other Jurisdiction of      (I.R.S. Employer
                Incorporation or Organization)      Identification No.)


   2425 E. Camelback Road, Suite 650, Phoenix, Arizona      85016
        (Address of Principal Executive Offices)          (Zip Code)


       Registrant's Telephone Number, Including Area Code  (602) 508-0112


Securities registered under Section 12(b) of the Exchange Act:

                                      None

Securities registered under Section 12(g) of the Exchange Act:

                          Common Stock, $.001 par value
                                (Title or Class)

ITEM 2.  FINANCIAL INFORMATION.

SELECTED FINANCIAL DATA

      The following selected financial data should be read in conjunction with the Company's consolidated financial statements and the related notes and with the Company's management's discussion and analysis of financial condition and results of operations, provided elsewhere herein. The selected financial data for the three months ended January 31, 1997 and 1996 are derived from financial statements prepared by the Company that have not been audited. The results of operations for the three months ended January 31, 1997 and 1996 are not necessarily indicative of the results of operations for a full fiscal year. See
Item 15. "Financial Statements and Exhibits" for the historical financial statements of, and other financial information regarding, the Company.


                                                                                        TEN MONTH
                                      THREE MONTHS ENDED              YEAR ENDED       PERIOD ENDED      YEAR ENDED
                                          JANUARY 31,                 OCTOBER 31,       OCTOBER 31,      DECEMBER 31,
                                    1997              1996              1996              1995              1994
                                    ----              ----              ----              ----              ----

STATEMENT OF EARNINGS DATA:

Revenue                         $          0      $          0      $     20,000      $    50,000      $         0

Operating Expense                  1,307,238           583,834         2,996,880          341,900          249,351

Other Income (Expense)                55,755           (15,106)          (30,667)         (39,585)         (44,843)

Net Loss                          (1,251,483)         (598,940)       (3,007,547)        (331,485)        (294,194)

Loss Per Share(1)                       (.08)             (.06)            (.26)            (.03)             (.13)

Weighted Average
  Shares Outstanding              15,222,451        10,956,269        11,564,327        9,853,970        2,214,743


BALANCE SHEET DATA:

Working capital                    4,074,413          (295,889)     $  4,739,882      $   184,546      $  (460,069)

Total assets                       6,018,058           563,102         6,217,348        1,099,521          630,280

Total liabilities                    579,367           607,176           936,478          544,654        1,452,160

Stockholders equity                5,438,691           (44,074)        5,280,870          554,867         (821,880)


                                                                                 FEBRUARY 22,
                                  SIX MONTH                                     1990 (DATE OF
                                 PERIOD ENDED    YEAR ENDED      YEAR ENDED       INCEPTION
                                 DECEMBER 31,     JUNE 30,        JUNE 30,      TO OCTOBER 31,
                                    1993            1993            1992             1996
                                    ----            ----            ----             ----

STATEMENT OF EARNINGS DATA:

Revenue                         $         0      $       0      $         0      $    72,448

Operating Expense                    43,813        423,602          621,876        4,965,674

Other Income (Expense)               (7,520)       (35,265)         (61,816)        (246,765)

Net Loss                            (51,333)      (458,867)        (683,692)      (5,139,991)

Loss Per Share(1)                      (.17)         (2.29)          (10.62)

Weighted Average
  Shares Outstanding                307,124        200,000           64,400


BALANCE SHEET DATA:

Working capital                 $  (374,271)     $(300,700)     $  (255,690)

Total assets                        475,011        426,871          342,117

Total liabilities                 1,034,177        934,705        1,138,182

Stockholders equity                (559,166)      (507,834)        (796,065)


(1) These shares do not include an aggregate of 2,128,144 of additional shares of Common Stock as of October 31, 1996, 566,955 of additional shares as of October 31, 1995, and 220,288 for the year ended December 31, 1994, the six month period ended December 31, 1993, the year ended June 30, 1993 and the year ended June 30, 1992 that may be issued upon exercise of outstanding stock options, warrants and conversion of debt.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

      To date, management's efforts have been primarily directed toward conducting research and development, applying for patent approvals, recruiting employees, developing manufacturing and distribution arrangements for its dietary supplement product and obtaining initial capital and financing, to fund these activities. Management plans to transition the Company from the development stage to the operating stage in the second and third quarters of calendar 1997. The Company does not anticipate a significant change in the number of employees.

      The research and development relating to the product and production technology began in 1990 in a predecessor to LipoGenics, Inc., a Delaware corporation ("LipoGenics") which was formed in July 1992. LipoGenics formed NutraGenics, Inc., a Delaware corporation ("NutraGenics (Delaware)") in April 1994 pursuant to a rights offering to all LipoGenics shareholders. The purpose of NutraGenics (Delaware) was to provide a vehicle to engage in manufacturing and marketing of the technology developed by LipoGenics pursuant to a licensing arrangement. NutraGenics (Delaware) merged in December 1994 into Nutrition Technology Corporation, a Nevada corporation and wholly owned subsidiary of ERBA Corporation ("ERBA"), a publicly traded Nevada corporation incorporated in 1983. Although Nutrition Technology Corporation survived the merger, the merger was accounted for as a reverse acquisition and the financials of NutraGenics (Delaware) became the financials for the surviving corporation. ERBA had minimal historical operations and as such the merger of its subsidiary with NutraGenics (Delaware) had no impact on operations and operating results. ERBA changed its name to NutraGenics, Inc. at the time of the merger. NutraGenics, Inc. subsequently changed its name to Bionutrics on December 26, 1996.

      Bionutrics completed a merger with LipoGenics on October 31, 1996 and LipoGenics became a wholly owned subsidiary of the Company. The merger with LipoGenics was accounted for as a pooling and as such Bionutrics accounts reflect the historic operations of LipoGenics. Pursuant to the merger, Bionutrics obtained ownership of the proprietary rights previously licensed to it by LipoGenics.

RESULTS OF OPERATIONS

Three months ended January 31, 1997 and January 31, 1996

      There were no revenues recorded in the first quarter as the Company is presently transitioning from research and development to sales and distribution. The sale of its first product is targeted for April 1997.

      Consulting services were $288,441 for the quarter ended January 31, 1997 compared to $33,782 for the same period in 1996. This increase is primarily attributable to expenditures relating to preparation for product introduction.

      Research and development expenses were $62,474 for the quarter ended January 31, 1997 compared to $92,295 for the same period in 1996. This decrease is due to lower levels of research and development as the Company is moving from a research to a production mode.

      Other operating expenses were $956,323 for the quarter ended January 31, 1997 compared to $457,757 for the same period in 1996. This increase in other operating expenses of $498,566 is due primarily to higher levels of salaries and travel expenses of $92,522, increased advertising of $143,250 and legal expenses of $198,003. These additional costs pertain to preparation for product introduction in the second quarter of 1997.

      Interest income was $55,992 for the quarter ended January 31, 1997 compared to $819 for the same period in 1996 due to increased levels of cash.

      Net loss increased to $(1,251,483) or $(.08) per share for the quarter ended January 31, 1997 from $(598,940), or $(.06) per share, for the quarter ended January 31, 1996 due to increased levels of expenses as outlined above.

Year ended December 31, 1994, 10 months ended October 31, 1995 and year ended October 31, 1996

      Net losses for the Company were $294,194 for the 12 months ended December 31, 1994, $331,485 for the 10 months ended October 31, 1995 and $3,007,547 for the 12 months ended October 31, 1996. Since inception the Company recorded net losses of $5,139,991. Although minor revenues unrelated to product sales were recorded during these periods, operating expenses increased in preparation for the launch of the Company's product resulting in increasing losses being recognized.

      Historic revenues represent amounts derived from a short-term agreement licensing certain proprietary technology to an independent party and do not pertain to the sale of any type of consumer product. There were no revenues recorded for the 12 months ended December 31, 1994, $50,000 for the 10 months ended October 31, 1995 and $20,000 for the 12 months ended October 31, 1996. Since inception revenues were $72,448.

      As the timing for the product launch for evolvE approaches, management's efforts, as outlined above, have accelerated resulting in additional expenditures and investment in infrastructure. Expenses were $249,351 for the 12 months ended December 31, 1994, $341,900 for the 10 months ended October 31, 1995 and $2,996,880 for the 12 months ended October 31, 1996. Total expenses since inception were $4,965,674. The largest components included in these expenditures are research and development, salaries, consulting fees and advertising. As a start up company, management recognizes the critical importance of controlling and managing expenses and to that end has implemented budget guidelines, integrated general ledger system and has employed a corporate controller.

LIQUIDITY AND CAPITAL RESOURCES

Three months ended January 31, 1997 and January 31, 1996

      Net cash used in operating activities during the quarter ended January 31, 1997 was $1,672,381 as compared to $317,804 during the same period in 1996. The increase in cash used is primarily due to increased expenses incurred in preparation for the launch of the Company's product in the second quarter.

      Net cash used in investing activities during the quarter ended January 31, 1997 was $849,271 as compared to $48,109 during the same period in 1996. This increase is attributable to a $400,000 investment in a joint venture and capital expenditures for manufacturing operations.

      The Company received proceeds from issuance of its Common Stock in the quarter ended

January 31, 1997 of $1,366,304 versus $0 for the same period in 1996.

Year ended December 31, 1994, 10 months ended October 31, 1995 and year ended October 31, 1996

      Net cash used in operating activities was $166,861 for the 12 months ended December 31, 1994, $244,861 for the 10 months ended October 31, 1995 and $2,185,267 for the 12 months ended October 31, 1996. Total net cash used in operating activities since inception was $3,571,589. Cash used in operating activities primarily related to the need to pay fees to professionals in the course of research and development of the proprietary product, to develop manufacturing capability, and to build the organization for the purpose of selling the proprietary product.

      With regard to investing activities, the Company has had minimal investments in property, a total of $91,900 since inception, and has incurred notes receivable, most of which have been collected. Net cash used in investing activities was $151,900 for the 12 months ended December 31, 1994, $61,800 for the 10 months ended October 31, 1995 and cash provided for the 12 months ended October 31, 1995 was $103,802. Total net cash used in investing activities since inception was $109,898.

      Net cash provided by financing activities was $333,159 for the 12 months ended December 31, 1994, $719,000 for the 10 months ended October 31, 1995 and $7,330,625 for the 12 months ended October 31, 1996. Total net cash provided by financing activities was $9,357,847 since inception. The Company has funded its development stage costs primarily through the proceeds of private placements of debt which was subsequently converted to Common Stock and the issuance of Common Stock. The Company has liquidity to meet its business needs for the next year based upon projections in its Business Plan. The primary business need is the investment in infrastructure, manufacturing equipment and personnel.

      On October 31, 1996, the Company completed a Regulation S offering of Common Stock in the amount of $5,000,000 to one overseas investor. The Company has commitments for $6,000,000 of Common Stock from various overseas investors pursuant to a second Regulation S offering. Of that amount, $4,200,000 has been received.

      In addition to the projected recurring operating expenses in fiscal 1997 capital expenditures for production are estimated at $750,000. This capital expenditure is a one-time cost of investment to prepare for production requirements.


      Subsequent to October 31, 1996, the Company invested $400,000 in a joint venture with InCon Technologies. On July 31, 1996, the Company entered into an agreement with In Con Technologies, L.L.C. to form a limited liability company ("Joint Venture") to undertake the further research and development of certain non-proprietary dietary supplements and other non-proprietary nutritional and health promoting products and to manufacture, market and sell existing, as well as newly developed supplements and products. The two companies will share equally in the capital contribution, profits and losses derived, and management of the Joint Venture. The investment is accounted for under the equity method. The Company believes that the investment will be recovered through the sale of products which the venture will produce.


      The Company had no long-term debt as of October 31, 1996.

      As discussed in Note 1, the Company's continuation as a going concern is dependent upon its ability to evolve from a development stage to an operating stage company. To achieve the operating stage, management has developed a plan which, if successful, will allow for the Company to generate sufficient cash flow to meet its obligations on a timely basis, secure agreements regarding the manufacturing and distribution of the dietary supplement product, obtain additional equity financing as may be required, and ultimately, attain profitable operations. The Company's marketing activities through an independent broker network of five organizations has resulted in 34 orders for delivery in April and May. The Company expects to invest $750,000 in the Louisiana processing facility to reduce its reliance on outside processors and to contain costs. The Company expects to hire 15 persons to operating the processing facility. Management's projections for the next 12 months indicate that the cash generated from investors and sales of product are more than sufficient to meet the requirements of operating expenses and capital expenditures.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

      (a)   Financial Statements.

            Independent Auditors' Report dated December 6, 1996.

            Consolidated balance sheets as of October 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1994, the 10 month period ended October 31, 1995, the year ended October 31, 1996 and for the period from February 22, 1990 (date of inception) to October 31, 1996.

            Consolidated balance sheets as of January 31, 1997 (unaudited) and October 31, 1996, and the related unaudited consolidated statements of operations, stockholders' equity and cash flows for the three months ended January 31, 1997 and 1996.

                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       BIONUTRICS, INC.



 Date:  May 20, 1997                    By:  /s/  Ronald H. Lane
                                           _____________________________________
                                           Ronald H. Lane
                                           President and Chief Executive
                                           Officer

BIONUTRICS, INC.
(FORMERLY NUTRAGENICS, INC.)
(A DEVELOPMENT STAGE COMPANY)

Consolidated Financial Statements
Year Ended December 31, 1994,
Ten Month Period Ended October 31, 1995,
Year Ended October 31, 1996 and
Period from February 22, 1990 (Date of Inception) to
October 31, 1996, and
Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT


Board of Directors
Bionutrics, Inc.
Phoenix, Arizona

We have audited the consolidated balance sheets of Bionutrics, Inc. (formerly NutraGenics, Inc.) and subsidiaries (a development stage company) (collectively referred to as the "Company") as of October 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1994, the ten month period ended October 31, 1995, the year ended October 31, 1996 and for the period from February 22, 1990 (date of inception) to October 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of Bionutrics, Inc. and LipoGenics, Inc., which has been accounted for in a manner similar to a pooling of interests as described in Note 1 to the consolidated financial statements. We did not audit the balance sheet of NutraGenics, Inc. ("NutraGenics") as of October 31, 1995, or the related statements of operations, stockholders' equity and cash flows of NutraGenics for the ten month period ended October 31, 1995 and the period from April 5, 1994 (date of NutraGenics' inception) to October 31, 1995, which statements reflect total assets of $1,093,000 as of October 31, 1995, and no revenues. Those statements were audited by other auditors whose report, dated December 22, 1995, expressed an unqualified opinion on those statements and included an explanatory paragraph that described the substantial doubt surrounding NutraGenics' ability to continue as a going concern. The other auditors' report has been furnished to us, and our opinion, insofar as it relates to the amounts included for NutraGenics for such prior period, is based solely on the report of such other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at October 31, 1995 and 1996, and the results of their operations and their cash flows for the year ended December 31, 1994, the ten month period ended October 31, 1995, the year ended October 31, 1996 and the period from February 22, 1990 (date of inception) to October 31, 1996, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise engaged in developing and marketing dietary supplements using proprietary technology. As discussed in Note 1 to the consolidated financial statements, the Company's operating losses since inception raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Deloitte & Touche LLP
Phoenix, Arizona


December 6, 1996

BIONUTRICS, INC.
(Formerly NutraGenics, Inc.)
(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS
OCTOBER 31, 1995 AND 1996
--------------------------------------------------------------------------------------------------
ASSETS                                                                       1995            1996
CURRENT ASSETS:
  Cash and cash equivalents (Note 2)                                 $    427,200    $  5,676,360
  Note receivable (Note 3)                                                 50,000
  Accrued interest (Note 3)                                                 2,000
                                                                     ------------    ------------
          Total current assets                                            479,200       5,676,360
                                                                     ------------    ------------
PROPERTY - Net of accumulated depreciation
  of $21,701 in 1996 (Note 2)                                                              70,199
                                                                     ------------    ------------
OTHER ASSETS:
  Notes receivable (Note 3)                                               147,000          16,665
  Accrued interest (Note 3)                                                14,700           1,333
  Organizational costs - net                                                5,830
  Patent applications and other related costs (Note 2)                    452,791         452,791
                                                                     ------------    ------------
          Total other assets                                              620,321         470,789
                                                                     ------------    ------------
TOTAL                                                                $  1,099,521    $  6,217,348
                                                                     ============    ============


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                                   $    286,686    $    565,823
  Accrued payroll and compensation                                                        306,481
  Accrued other                                                             7,968          64,174
                                                                     ------------    ------------
          Total current liabilities                                       294,654         936,478
                                                                     ------------    ------------
LONG-TERM LIABILITY - Note payable (Note 4)                               250,000
                                                                     ------------    ------------
          Total liabilities                                               544,654         936,478
                                                                     ------------    ------------
COMMITMENTS AND CONTINGENCIES  (Notes 1, 5, 7 and 9)
 STOCKHOLDERS'  EQUITY (Note 5):
  Common stock, $.001 par value - authorized, 45,000,000 shares;
    issued and outstanding, 10,956,269 and 15,067,979 shares               10,956          15,068
  Preferred stock, $.001 par value - authorized, 5,000,000 shares;
    no issued and outstanding shares
  Additional paid-in capital                                            2,677,558      10,406,996
  Deficit accumulated during the development stage                     (2,132,444)     (5,139,991)
  Common stock in treasury                                                 (1,203)         (1,203)
                                                                     ------------    ------------
          Total stockholders' equity                                      554,867       5,280,870
                                                                     ------------    ------------
TOTAL                                                                $  1,099,521    $  6,217,348
                                                                     ============    ============


See notes to consolidated financial statements.

BIONUTRICS, INC.
(Formerly NutraGenics, Inc.)
(A Development Stage Company)



CONSOLIDATED STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------------------------------------------------
                                                                                         February 22,
                                                               Ten                          1990
                                                              Month                       (Date of
                                                 Year        Period         Year         Inception)
                                                Ended         Ended         Ended            to
                                             December 31,   October 31,   October 31,    October 31,
                                                1994          1995          1996            1996
REVENUES - Licensing fees (Note 1)         $            $    50,000    $    20,000    $    72,448
                                          -----------    -----------    -----------    -----------

EXPENSES - Including  related  party
  amounts of $55,178,  $68,972, $469,103
  and $976,995, respectively:
    Consulting services (Notes 5 and 8)       101,832        153,650        385,916      1,317,915
    Research and development
      (Notes 2 and 8)                                         25,300        626,735        922,203
    Other operating expenses (Note 8)         147,519        162,950      1,984,229      2,725,556
                                          -----------    -----------    -----------    -----------

          Total expenses                      249,351        341,900      2,996,880      4,965,674
                                          -----------    -----------    -----------    -----------

OTHER (EXPENSE) INCOME:
  Interest expense - including related
    party amounts of $45,809, $33,756,
    $35,457 and $213,119, respectively
    (Note 8)                                  (54,833)       (52,391)       (45,019)      (283,913)
  Interest income                               9,990         12,806         14,352         37,148
                                          -----------    -----------    -----------    -----------

         Total other expense                  (44,843)       (39,585)       (30,667)      (246,765)
                                          -----------    -----------    -----------    -----------

LOSS BEFORE PROVISION FOR
   INCOME TAXES                              (294,194)      (331,485)    (3,007,547)    (5,139,991)

PROVISION FOR INCOME
  TAXES (Note 6)
                                          -----------    -----------    -----------    -----------

NET LOSS                                  $  (294,194)   $  (331,485)   $(3,007,547)   $(5,139,991)
                                          ===========    ===========    ===========    ===========
NET LOSS PER COMMON SHARE AND
   COMMON SHARE EQUIVALENT                $      (.13)   $      (.03)   $      (.26)
                                          ===========    ===========    ===========

WEIGHTED AVERAGE NUMBER OF COMMON
   SHARES AND COMMON SHARE EQUIVALENTS
   OUTSTANDING                              2,214,743      9,853,970     11,564,327
                                          ===========    ===========    ===========




See notes to consolidated financial statements.

BIONUTRICS, INC.
(Formerly NutraGenics, Inc.)
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
PERIOD FROM  FEBRUARY 22, 1990 (Date of  Inception)  TO DECEMBER 31, 1993,  YEAR
ENDED  DECEMBER 31, 1994, TEN MONTH PERIOD ENDED OCTOBER 31, 1995 AND YEAR ENDED
OCTOBER 31, 1996
-----------------------------------------------------------------------------------------------------------------------------




                                                                                                          Common Stock
                                                                                                      ----------------------
                                                                                                      Shares         Amount


BALANCE, FEBRUARY 22, 1990 (Date of Inception)                                                             -     $        -
  Issuance of common shares in merger with Pentad, July 13, 1992 (Note 5)                             64,400             64
  Notes and other liabilities converted to stock at $.62 per share (converted rate), July 1992       129,600            130
  Issuance of common shares for cash at $2.39 per share (converted rate), July 1992                    1,900              2
  Issuance of common shares for cash at $2.52 per share (converted rate), July 1992                    2,000              2
  Issuance of common shares for services at $2.52 per share (converted rate), July 1992                2,000              2
  Issuance of common shares for cash at $5.04 per share (converted rate), July 1992                      100
  Issuance of common shares for cash at $.004 per share, December 1993                               642,741            643
  Net loss - February 22, 1990 through December 31, 1993
                                                                                                  ----------        -------
BALANCE, DECEMBER  31, 1993                                                                          842,741            843


  Issuance of common shares for cash at $.015 per share, February - December 1994                  1,555,000          1,555
  Issuance of common shares in reverse acquisition with Erba, December 1, 1994 (Note 5)            7,134,066          7,134
  Reclassification  of  intercompany  shares to treasury  shares
  Net loss - year ended December 31, 1994
                                                                                                  ----------         ------
BALANCE, DECEMBER  31, 1994                                                                        9,531,807          9,532
  Issuance of common shares for cash at $1 per share, January 1995 - October 1995                    663,000            663
  Issuance of common shares for services at $1 per share, January 1995 - October 1995                 60,561             60
  Issuance of common shares for services at $1.40 per share, October 1995                            380,494            381
  Notes payable and other liabilities converted to stock at $1.40 per share, October 1995            320,407            320
  Net loss - ten month period ended October 31, 1995
                                                                                                  ----------         ------
BALANCE, OCTOBER 31, 1995                                                                         10,956,269         10,956



                                                                                                                      Deficit
                                                                                                                     Accumulated
                                                                                                       Additional     During the
                                                                                                        Paid-In      Development
                                                                                                        Capital         Stage

BALANCE, FEBRUARY 22, 1990 (Date of Inception)
  Issuance of common shares in merger with Pentad, July 13, 1992 (Note 5)                             $        -    $         -
  Notes and other liabilities converted to stock at $.62 per share (converted rate), July 1992
  Issuance of common shares for cash at $2.39 per share (converted rate), July 1992                      797,406
  Issuance of common shares for cash at $2.52 per share (converted rate), July 1992                       44,998
  Issuance of common shares for services at $2.52 per share (converted rate), July 1992                   49,998
  Issuance of common shares for cash at $5.04 per share (converted rate), July 1992                       49,998
  Issuance of common shares for cash at $.004 per share, December 1993                                     5,000
  Net loss - February 22, 1990 through December 31, 1993                                                   1,857
                                                                                                                     (1,506,765)
                                                                                                       ---------     ----------
BALANCE, DECEMBER  31, 1993                                                                              949,257     (1,506,765)


  Issuance of common shares for cash at $.015 per share, February - December 1994
  Issuance of common shares in reverse acquisition with Erba, December 1, 1994 (Note 5)                   21,495
  Reclassification of intercompany shares to treasury shares
  Net loss - year ended December 31, 1994
                                                                                                                       (294,194)
                                                                                                       ---------     ----------
BALANCE, DECEMBER  31, 1994                                                                              970,752     (1,800,959)

  Issuance of common shares for cash at $1 per share, January 1995 - October 1995
  Issuance of common shares for services at $1 per share, January 1995 - October 1995                    662,337
  Issuance of common shares for services at $1.40 per share, October 1995                                 60,501
  Notes payable and other liabilities converted to stock at $1.40 per share, October 1995                534,160
  Net loss - ten month period ended October 31, 1995                                                     449,808
                                                                                                                       (331,485)
                                                                                                       ---------     ----------
BALANCE, OCTOBER 31, 1995                                                                              2,677,558     (2,132,444)


                                                                                                        Treasury Stock
                                                                                                    ---------------------
                                                                                                    Shares         Amount

BALANCE, FEBRUARY 22, 1990 (Date of Inception)                                                    $         -   $      -
  Issuance of common shares in merger with Pentad, July 13, 1992 (Note 5)
  Notes and other liabilities converted to stock at $.62 per share (converted rate), July 1992
  Issuance of common shares for cash at $2.39 per share (converted rate), July 1992
  Issuance of common shares for cash at $2.52 per share (converted rate), July 1992
  Issuance of common shares for services at $2.52 per share (converted rate), July 1992
  Issuance of common shares for cash at $5.04 per share (converted rate), July 1992
  Issuance of common shares for cash at $.004 per share, December 1993
  Net loss - February 22, 1990 through December 31, 1993
                                                                                                   ----------     ------
BALANCE, DECEMBER  31, 1993
  Issuance  of common  shares for cash at $.015 per  share,  February - December 1994
  Issuance of common shares in reverse  acquisition with Erba,  December 1, 1994 (Note 5)
  Reclassification of intercompany shares to treasury shares
  Net loss - year ended December 31, 1994                                                          (1,202,886)    (1,203)
                                                                                                   ----------     ------
BALANCE, DECEMBER  31, 1994                                                                        (1,202,886)    (1,203)
  Issuance of common shares for cash at $1 per share, January 1995 - October 1995
  Issuance of common shares for services at $1 per share, January 1995 - October 1995
  Issuance of common shares for services at $1.40 per share, October 1995
  Notes  payable and other  liabilities  converted  to stock at $1.40 per share, October 1995
  Net loss - ten month period ended October 31, 1995
                                                                                                   ----------     ------
BALANCE, OCTOBER 31, 1995                                                                          (1,202,886)    (1,203)


                                                                                                          Total
                                                                                                      Stockholders'
                                                                                                         Equity
BALANCE, FEBRUARY 22, 1990 (Date of Inception)                                                       $       -
  Issuance of common shares in merger with Pentad, July 13, 1992 (Note 5)                                   64
  Notes and other liabilities converted to stock at $.62 per share (converted rate), July 1992         797,536
  Issuance of common shares for cash at $2.39 per share (converted rate), July 1992                     45,000
  Issuance of common shares for cash at $2.52 per share (converted rate), July 1992                     50,000
  Issuance of common shares for services at $2.52 per share (converted rate), July 1992                 50,000
  Issuance of common shares for cash at $5.04 per share (converted rate), July 1992                      5,000
  Issuance of common shares for cash at $.004 per share, December 1993                                   2,500
  Net loss - February 22, 1990 through December 31, 1993                                            (1,506,765)
                                                                                                    ----------
BALANCE, DECEMBER  31, 1993                                                                           (556,665)

  Issuance of common shares for cash at $.015 per share, February - December 1994                       23,050
  Issuance of common shares in reverse acquisition with Erba, December 1, 1994 (Note 5)                  7,134
  Reclassification of intercompany shares to treasury shares                                            (1,203)
  Net loss - year ended December 31, 1994                                                             (294,194)
                                                                                                    ----------
BALANCE, DECEMBER  31, 1994                                                                           (821,878)

  Issuance of common shares for cash at $1 per share, January 1995 - October 1995                      663,000
  Issuance of common shares for services at $1 per share, January 1995 - October 1995                   60,561
  Issuance of common shares for services at $1.40 per share, October 1995                              534,541
  Notes payable and other liabilities converted to stock at $1.40 per share, October 1995              450,128
  Net loss - ten month period ended October 31, 1995                                                  (331,485)
                                                                                                    ----------
    BALANCE, OCTOBER 31, 1995                                                                          554,867





                                                                     (Continued)

BIONUTRICS, INC.
(Formerly NutraGenics, Inc.)
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
PERIOD FROM  FEBRUARY 22, 1990 (Date of  Inception)  TO DECEMBER 31, 1993,  YEAR
ENDED  DECEMBER 31, 1994, TEN MONTH PERIOD ENDED OCTOBER 31, 1995 AND YEAR ENDED
OCTOBER 31, 1996
---------------------------------------------------------------------------------------------------------------------------------






                                                                                              Common Stock             Additional
                                                                                          ----------------------         Paid-In
                                                                                          Shares          Amount        Capital

BALANCE, OCTOBER 31, 1995                                                                10,956,269        10,956        2,677,558
  Warrants granted for services, May 1996 (Note 5)                                                                          87,500
  Issuance of common shares for services at $1 per share, May 1996 - August 1996             65,425            65           65,360
  Issuance of common shares for cash at $1.50 per share, June 25, 1996                       66,667            67           99,933
  Issuance of common shares for cash at $1.75 per share, June 25, 1996                       60,000            60          104,940
  Issuance of common shares for cash at $2 per share, June 1996 - October 1996              255,000           255          509,745
  Notes payable converted to stock at $1.50 per share, October 31, 1996 (Note 4)            400,000           400          599,600
  Issuance of common shares for cash at $3 per share, October 31, 1996                      371,875           372        1,115,253
  Issuance of common shares for cash at $5 per share, October 31, 1996                    1,000,000         1,000        4,999,000
  Issuance of common shares for cash at $1.36 per share (converted rate) under
    option agreement, October 31, 1996 (Note 1)                                              11,111            11          149,989
  Issuance of common shares in merger, October 31, 1996 (Note 1)                          1,881,632         1,882           (1,882)
  Net loss - year ended October 31, 1996
                                                                                         ----------       -------      -----------
BALANCE, OCTOBER 31, 1996                                                                15,067,979       $15,068      $10,406,996
                                                                                         ==========       =======      ===========



                                                                                    Deficit
                                                                                  Accumulated
                                                                                   During the        Treasury Stock      Total
                                                                                  Development     ------------------   Stockholders'
                                                                                    Stage         Shares      Amount     Equity




BALANCE, OCTOBER 31, 1995                                                           (2,132,444)  (1,202,886)   (1,203)     554,867
  Warrants granted for services, May 1996 (Note 5)                                                                          87,500
  Issuance of common shares for services at $1 per share, May 1996 - August 1996                                            65,425
  Issuance of common shares for cash at $1.50 per share, June 25, 1996                                                     100,000
  Issuance of common shares for cash at $1.75 per share, June 25, 1996                                                     105,000
  Issuance of common shares for cash at $2 per share, June 1996 - October 1996                                             510,000
  Notes payable converted to stock at $1.50 per share, October 31, 1996 (Note 4)                                           600,000
  Issuance of common shares for cash at $3 per share, October 31, 1996                                                   1,115,625
  Issuance of common shares for cash at $5 per share, October 31, 1996                                                   5,000,000
  Issuance of common shares for cash at $1.36 per share (converted rate) under
    option agreement, October 31, 1996 (Note 1)                                                                            150,000
  Issuance of common shares in merger, October 31, 1996 (Note 1)
  Net loss - year ended October 31, 1996                                            (3,007,547)                         (3,007,547)
                                                                                   -----------   ----------   -------   ----------
BALANCE, OCTOBER 31, 1996                                                          $(5,139,991)  (1,202,886)  $(1,203)  $5,280,870
                                                                                   ===========   ==========   =======   ==========







See notes to consolidated financial statements.                      (Concluded)

BIONUTRICS, INC.
(Formerly NutraGenics, Inc.)
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------------------------------------

                                                                                                 February 22,
                                                                         Ten                         1990
                                                                        Month                      (Date of
                                                        Year           Period         Year         Inception)
                                                       Ended           Ended         Ended             to
                                                     December 31,    October 31,   October 31,     October 31,
                                                        1994            1995         1996             1996


OPERATING ACTIVITIES:
  Net loss                                        $  (294,194)     $  (331,485)   $(3,007,547)   $(5,139,991)

  Adjustments to reconcile net loss to net cash
      used in operating activities:
    Depreciation and amortization                      32,765           29,898         27,531        152,499
    Stock based compensation expense                                                   87,500         87,500
    Expenses incurred in exchange for
      common stock                                                      70,613         65,425        626,114
  Changes in operating assets and liabilities:
    Prepaid expenses                                   19,327
    Other assets                                     (100,000)         (25,000)                     (583,589)
    Accounts payable                                   26,527          123,130        279,137        565,823
    Accrued expenses and other liabilities            148,714         (112,017)       362,687        720,055
                                                  -----------      -----------    -----------    -----------
          Net cash used in operating activities      (166,861)        (244,861)    (2,185,267)    (3,571,589)
                                                  -----------      -----------    -----------    -----------

INVESTING ACTIVITIES:
  Capital expenditures                                                                (91,900)       (91,900)
  Net (increase) decrease in notes receivable        (151,900)         (61,800)       195,702        (17,998)
                                                  -----------      -----------    -----------    -----------
          Net cash (used in) provided by
            investing activities                     (151,900)         (61,800)       103,802       (109,898)
                                                  -----------      -----------    -----------    -----------

FINANCING ACTIVITIES:
  Proceeds from long-term debt                        311,664          250,000        350,000        986,627
  Proceeds from issuance of stock                      23,050          663,000      6,980,625      8,566,775
  Repayments of long-term debt                         (1,555)        (194,000)                     (195,555)
                                                  -----------      -----------    -----------    -----------
          Net cash provided by
            financing activities                      333,159          719,000      7,330,625      9,357,847
                                                  -----------      -----------    -----------    -----------

NET INCREASE IN CASH AND
  CASH EQUIVALENTS                                     14,398          412,339      5,249,160      5,676,360

CASH AND CASH EQUIVALENTS,
  BEGINNING OF YEAR                                       463           14,861        427,200
                                                  -----------      -----------    -----------    -----------

CASH AND CASH EQUIVALENTS,
  END OF YEAR                                     $    14,861      $   427,200    $ 5,676,360    $ 5,676,360
                                                  ===========      ===========    ===========    ===========


                                                                     (Continued)

BIONUTRICS, INC.
(Formerly NutraGenics, Inc.)
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
-----------------------------------------------------------------------------------------------------------

                                                                                               February 22,
                                                                        Ten                       1990
                                                                       Month                    (Date of
                                                      Year            Period         Year       Inception)
                                                     Ended            Ended         Ended           to
                                                   December 31,    October 31,   October 31,    October 31,
                                                      1994             1995          1996          1996
SUPPLEMENTAL DISCLOSURES OF
  CASH FLOW INFORMATION - Cash
  paid during the period for interest             $   575          $   962       $   39,813     $   122,794
                                                  =======          =======       ==========     ===========


SUPPLEMENTAL DISCLOSURES OF
  NONCASH INVESTING AND
  FINANCING ACTIVITIES:
    The Company  incurred loans
     payable to various stockholders
     in exchange for services from
     inception to October 31, 1995 totaling
     $450,128. In October 1995, the Company
     repaid these and other stockholder loans and current liabilities totaling
     $984,669 by issuing 700,901 common shares of the Company

    In October  1995,  the  Company  repaid
     loans  payable to a  stockholder  of
     $600,000 by issuing 400,000 common
     shares of the Company



See notes to consolidated financial statements.                      (Concluded)

BIONUTRICS, INC.
(FORMERLY NUTRAGENICS, INC.)
(A DEVELOPMENT STAGE COMPANY)


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1994, TEN MONTH PERIOD ENDED
OCTOBER 31, 1995, YEAR ENDED OCTOBER 31, 1996 AND
PERIOD FROM FEBRUARY 22, 1990 (DATE OF INCEPTION) TO OCTOBER 31, 1996


1.    ORGANIZATION AND BASIS OF PRESENTATION

      BIONUTRICS, INC. ("BIONUTRICS") - Subsequent to October 31, 1996, NutraGenics, Inc. ("NutraGenics") changed its name to Bionutrics. Bionutrics and its wholly-owned subsidiaries, LipoGenics, Inc. ("LipoGenics"), Bionutrics Health Products, Inc. (formed in November 1996 to market the Company's product), and Nutrition Technologies Corporation ("Nutrition Technologies") (collectively referred to as the "Company") is considered a development stage company under Statement of Financial Accounting Standards ("SFAS") No. 7 since no revenues have been earned from the Company's planned principle operations.

      Revenues to date represent amounts derived from a short-term agreement licensing certain proprietary technology, which expired in 1996. The planned principal operations are the development, manufacturing, marketing and selling of dietary supplements using proprietary technology (the "Technology"). The dietary supplement that the Company will be producing and marketing is known as Clearesterol. The product is expected to be marketed beginning in the second or third quarters of fiscal 1997.

      Effective with the December 31, 1994 year-end, the Company changed to a fiscal year-end of October 31.

      The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the consolidated financial statements, during the year ended December 31, 1994, the ten month period ended October 31, 1995, the year ended October 31, 1996 and the period from February 22, 1990 (date of inception) to October 31, 1996, the Company incurred net losses of approximately $294,000, $331,000, $3,008,000 and $5,140,000, respectively, however, as of October 31, 1995 and 1996, the Company's current assets exceeded its current liabilities by approximately $185,000 and $4,740,000, respectively, and its total assets exceeded its total liabilities by approximately $555,000 and $5,281,000, respectively. Losses incurred to date, the Company's development stage status and the uncertainty regarding the potential market for the Company's product may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

      The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, maintaining adequate financing, and ultimately to attain successful operations.

      Management is continuing its efforts to obtain additional funds so that the Company can meet its obligations and sustain operations through the issuance of common stock in private nonregistered transactions. Subsequent to October 31, 1996, the Company obtained $4,200,000 through an overseas common stock offering and is in process of obtaining an additional $1,800,000. In addition, management intends to further the Company through execution of various distribution and manufacturing agreements and through the development of nonsupplemental technology products.

      To date, management's efforts have been primarily directed towards obtaining initial capital and financing, developing manufacturing and distribution arrangements for its dietary supplement product, conducting research and development, applying for patent approvals and recruiting employees.

      On July 13, 1992, LipoGenics, Inc. ("LipoGenics"), a Delaware corporation incorporated on July 13, 1992, acquired all of the outstanding shares of the common stock of Pentad Foods International, Ltd. ("Pentad"), an Arizona corporation incorporated on February 22, 1990, in exchange for 64,400 shares of LipoGenics' common stock.

      On October 31, 1996, NutraGenics acquired LipoGenics, a company controlled by the controlling stockholders of NutraGenics, through the exchange of 2,092,743 shares of its common stock for all 211,111 shares of outstanding common stock of LipoGenics. LipoGenics had previously developed the technology and was the owner of patent applications underlying the technology. The business combination has been accounted for in a manner similar to a pooling-of-interests, and, accordingly, the consolidated financial statements for periods prior to the combination have been restated to include the results of LipoGenics. In October 1994, NutraGenics issued 1,202,886 shares of its common stock to LipoGenics in consideration for a license agreement under which NutraGenics was given the right to produce and market products. As a result of the pooling, the common stock of NutraGenics owned by LipoGenics, now a wholly-owned subsidiary, has been classified as treasury stock.

      LipoGenics and its predecessors effectively commenced operations in 1990 and NutraGenics effectively commenced operations in 1994. Accordingly, the financial statements reflect the accumulated losses of both NutraGenics and LipoGenics.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the amounts of Bionutrics and its wholly-owned subsidiaries, LipoGenics, and Nutrition Technologies. All significant intercompany balances and transactions have been eliminated.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      CASH AND CASH EQUIVALENTS - The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash and cash equivalents.

      PROPERTY AND DEPRECIATION - Property is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the individual assets, which range from three to five years. Expenditures for additions are capitalized. Expenditures of a repair and maintenance nature are expensed when incurred.

      LICENSING FEES - The Company recognizes licensing fees as revenue over the license term.


      PATENTS - Legal and other costs related to patent applications are capitalized as incurred and amortized using a straight-line basis over 17 years commencing at the date patent approval is obtained. Patents currently capitalized and unamortized relate to both the processes and products associated with the Company's business.

      INCOME TAXES are accounted for under the asset and liability approach, which can result in recording tax provisions or benefits in periods different from the periods in which such taxes are paid or benefits realized. Deferred federal income taxes result principally from certain tax carryforwards that are recognized for financial reporting purposes in different years than for income tax reporting purposes.

      RESEARCH AND DEVELOPMENT - The cost of research and development is charged to expense as incurred.

      FAIR VALUE OF FINANCIAL INSTRUMENTS - The fair values of notes receivable, accounts payable, accrued compensation and other accrued liabilities approximate the carrying value due to the short-term nature of these instruments.

      STOCK OPTIONS have been accounted for in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Options granted to consultants or independent contractors are recorded as expense, based on the fair market value of the stock, at the date of grant.

      NEWLY ISSUED ACCOUNTING PRONOUNCEMENT - In October 1995, SFAS No. 123, Accounting for Stock Based Compensation, was issued. SFAS No. 123 establishes a fair value based method of accounting for stock-based compensation plans and the related disclosures. The Company is required to adopt the disclosure requirements of SFAS No. 123 for the year ending October 31, 1997, as they relate to employee stock based compensation plans. The Company has not completed the process of evaluating the impact that will result from SFAS No. 123, but no material impact on the results of operations or the financial condition of the Company is expected. SFAS No. 123 is effective for non-employee stock based compensation plans for all transactions entered into after December 15, 1995.

3.    NOTES RECEIVABLE

      At October 31, 1996, a stockholder and employee owes the Company $16,665 on a note receivable. Principal plus interest calculated at 8% per annum are due on or before April 30, 1998.

      Notes receivable of $147,000 and the related accrued interest at October 31, 1995, were converted to compensation during the fiscal year ended October 31, 1996 and recorded as compensation expense. Remaining notes receivable of $50,000 at October 31, 1995, from a stockholder, were repaid during 1996.

4.    NOTE PAYABLE

      At October 31, 1995, the Company had a note payable of $250,000 to a stockholder of the Company and during 1996, the same stockholder advanced an additional $350,000 to the Company. Prior to October 31, 1996, the stockholder exercised the right and option under the note agreements to accept as repayment 400,000 shares of unregistered common stock of the Company at a price of $1.50 per share.

5.    STOCKHOLDERS' EQUITY

      On December 29, 1994, Erba Corporation ("Erba"), a Nevada corporation with no operations, acquired all 143,204 shares of the common stock of NutraGenics, Inc., a Delaware corporation incorporated on April 5, 1994 ("NutraGenics - Delaware"), in exchange for 7,134,066 shares of Erba's common stock. Erba then changed its name to NutraGenics, Inc. For accounting purposes, the acquisition has been treated as a reverse-acquisition of Erba by NutraGenics - Delaware with NutraGenics - Delaware being treated as the acquiror ("reverse-acquisition"). The historical financial statements prior to December 29, 1994, are those of NutraGenics - Delaware. The pro forma effects of the acquisition for the period prior to the acquisition are not significant.

      EMPLOYEE STOCK-BASED COMPENSATION - At October 31, 1995, the Company granted 180,000 options to a stockholder and board member to purchase shares of the Company's unregistered common stock at an exercise price of $1.50 per share for a period of three years commencing October 31, 1995. No options under this agreement have been exercised at October 31, 1996.


      At October 31, 1996, the Company authorized 1,900,000 shares of common stock for issuance under its 1996 Stock Option Plan (the "1996 Plan") to key personnel, consultants and independent contractors. The incentive stock options are granted to purchase common stock at 100% (110% for an optionee who is a 10% stockholder) of the fair market value of the stock on the date of grant. Non-qualified stock options are granted to purchase common stock at a price determined by the plan administrator. Options granted under this plan can be exercisable for a period of up to ten years from the date of grant (five years for an option granted to a 10% stockholder). All participants are eligible to receive stock awards and stock appreciation rights, as to be determined by the Company's board of directors. At October 31, 1996, 1,223,000 options with a five year exercise period and an option price of $5 were granted under the plan. These options vest equally over a three year period from the date of grant. No stock awards or stock appreciation rights have been granted under the plan. No options under the 1996 Plan have been exercised at October 31, 1996.


      NONEMPLOYEE STOCK-BASED COMPENSATION - At July 21, 1992, the Company granted 110,144 options to a stockholder to purchase shares of the Company's unregistered common stock at a total exercise price of $150,000 expiring on the earlier of July 21, 2002, or a public offering of the Company's shares of common stock, none of which have been exercised at October 31, 1996. Options to another stockholder under a similar agreement were fully exercised at October 31, 1996.

      In May 1996, the Company  granted  600,000  warrants to a stockholder  and board member to purchase shares of common stock at an exercise price of $2.50 per share for the first 300,000 shares and $4 per share for the remaining 300,000 shares in exchange for consulting services rendered, or to be rendered, to the Company. Of the 600,000 warrants granted, 200,000 became exercisable at the date of grant and the remaining warrants become exercisable at a rate of 50,000 per quarter commencing August 1996 through May 1998. All warrants have ten year exercise periods. The fair value of each warrant is estimated on the date of grant using the Black-Scholes pricing model with the following weighted average assumptions used for grants in 1996: risk free interest rate of 6%; expected dividend yield of 0%; expected life of five years; and, expected volatility of 60%. Compensation related to warrants granted at fair market value totaling $87,500 was expensed during 1996. None of the warrants granted under this agreement have been exercised at October 31, 1996.

6.    INCOME TAXES

      The Company had no income tax liability at December 31, 1994, October 31, 1995 or 1996, as it has generated operating losses to date. At October 31, 1996, the Company had available for federal income tax purposes the following tax carryforwards:

Year of Expiration                                     Amount


2009                                                 $1,801,000
2010                                                    331,000
2011                                                  3,008,000
                                                     ----------
Total net operating losses                           $5,140,000
                                                     ==========

      At October 31, 1995 and 1996, a deferred tax asset of approximately $725,000 and $1,748,000, respectively, relating to such potential tax benefits was fully offset by a valuation allowance.

7.    OPERATING LEASE

      The Company leases office space under a three year operating lease beginning December 1, 1995, which contains option renewal provisions and escalation of future rents. Total rental expense was approximately $96,000 for fiscal year 1996. Future minimum lease payments under noncancellable operating leases at October 31 are as follows:

1997                                              $ 94,800
1998                                                97,700
1999                                                 8,100
                                                  --------

Total                                             $200,600
                                                  ========


8.    RELATED PARTY

      Various stockholders have provided consulting and other administrative services to the Company. Expense for the year ended December 31, 1994, the ten month period ended October 31, 1995, the year ended October 31, 1996 and the period from inception to October 31, 1996 was approximately $55,000, $69,000, $469,000 and $977,000, respectively, and is included in consulting, research and development, and other operating expenses in the accompanying consolidated statements of operations.

      Interest paid to stockholders in connection with outstanding notes was approximately $46,000, $34,000, $35,000 and $213,000 for the year ended December 31, 1994, the ten month period ended October 31, 1995, the year ended October 31, 1996 and the period from inception to October 31, 1996, respectively.

JOINT VENTURE



On July 31, 1996, the Company entered into an agreement with InCon Technologies, L.L.C. to form a limited liability company ("joint venture") to undertake the further research and development of certain non-proprietary dietary supplements and other non-proprietary nutritional and health promoting products and to manufacture, market and sell existing, as well as newly developed supplements and products. The two companies will share equally in the capital contributions, profits and losses derived, and management of the joint venture. No costs were incurred prior to October 31, 1996, however, approximately $400,000 was incurred subsequent to year-end. The investment is accounted for under the equity method. The Company believes that the investment will be recovered through the sale of products which the joint venture will produce.



                                     ******

                               BIONUTRICS, INC.
                               QUARTERLY REPORT
                    FOR THE QUARTER ENDED JANUARY 31, 1997
                              TABLE OF CONTENTS


Consolidated Balance Sheets-
      January 31, 1997 (unaudited) and October 31, 1996  ..............     1

Consolidated Unaudited Statements of Operations -
      Three Months Ended January 31, 1997 and 1996  ...................     2

Consolidated Unaudited Statements of Cash Flows-
      Three Months Ended January  31, 1997 and 1996  ..................     3

Notes To Consolidated Financial Statements ............................     4

Managements Discussion and Analysis of Financial Condition and
      Results of Operations............................................     5

[BIONUTRICS LOGO]
CONSOLIDATED BALANCE SHEETS

                                                        JANUARY 31,      OCTOBER 31,
                                                           1997             1996
                                                        (UNAUDITED)
                                                       ------------------------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                            $  4,521,012      $  5,676,360
  Inventory                                                  33,962
  Prepaid expenses                                           84,168
  Other receivable                                           14,638
                                                       ------------------------------
            Total Current Assets                          4,653,780         5,676,360
                                                       ------------------------------

PROPERTY, PLANT and EQUIPMENT                               539,982            91,900
  Less-Accumulated depreciation                             (27,386)          (21,701)
                                                       ------------------------------
            Net Property, Plant and Equipment               512,596            70,199
                                                       ------------------------------

OTHER ASSETS:
  Notes Receivable                                                             16,665
  Accrued interest                                                              1,333
  Patent applications and other related costs               451,682           452,791
  Other                                                     400,000
                                                       ------------------------------
            Total Other Assets                              851,682           470,789
                                                       ------------------------------

TOTAL                                                  $  6,018,058      $  6,217,348
                                                       ==============================



LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts Payable                                     $    235,367      $    565,823
  Accrued Liabilities                                       344,000           370,655
                                                       ------------------------------
            Total Current Liabilities                       579,367           936,478
                                                       ------------------------------

STOCKHOLDERS' EQUITY
  Common Stock                                               15,307            15,068
  Additional Paid in Capital                             11,816,061        10,406,996
  Deficit accumulated during the development stage       (6,391,474)       (5,139,991)
  Common stock in treasury                                   (1,203)           (1,203)
                                                       ------------------------------
            Total stockholders' equity                    5,438,691         5,280,870
                                                       ------------------------------

TOTAL                                                  $  6,018,058      $  6,217,348
                                                       ==============================

The accompanying notes are an integral part of these consolidated balance sheets

[BIONUTRICS LOGO]
Consolidated Statements of Operations
 (Unaudited)


                                                         Three Months
                                                       Ended January 31,
                                               --------------------------------
                                                    1997               1996
                                               ------------        ------------
REVENUES:                                      $          0        $          0
                                               ------------        ------------
EXPENSES:
  Consulting Services                               288,441              33,782
  Research and development                           62,474              92,295
  Other operating expenses                          956,323             457,757
                                               ------------        ------------
         Total expenses                           1,307,238             583,834
                                               ------------        ------------
OTHER (EXPENSE) INCOME:
  Interest Income                                    55,992                 819
  Interest Expense                                                      (15,925)
  Loss on disposal of asset                            (237)
                                               ------------        ------------
         Total other expense                         55,755             (15,106)
                                               ------------        ------------
LOSS BEFORE PROVISION FOR
  INCOME TAXES                                   (1,251,483)           (598,940)
                                               ------------        ------------
PROVISION FOR INCOME TAXES                                0                   0
                                               ------------        ------------

NET LOSS                                       $ (1,251,483)       $   (598,940)
                                               ============        ============


Net loss per common share and
common share equivalent                        $      (0.08)       $      (0.06)
                                               ============        ============
Weighted average number of common
shares and common share equivalents
outstanding                                      15,222,451          10,956,269
                                               ============        ============


The accompanying notes are an integral part of these consolidated statements of operation

[BIONUTRICS LOGO]
Consolidated Statements of Cash Flows
 (Unaudited)

                                                                        Three months
                                                                      Ended January 31,
                                                                 --------------------------
OPERATING ACTIVITIES:                                                1997           1996
                                                                 --------------------------
Net Loss                                                         $(1,251,483)     $(598,940)
Adjustments to reconcile net loss to cash used in operations:
  Depreciation and amortization                                        7,984          4,915
  Expenses incurred in exchange for common stock                      25,000
  Non-employee stock based compensation                               18,000
Changes in operating assets and liabilities:
  Receivables                                                          3,361        197,000
  Inventory                                                          (33,962)
  Prepaids                                                           (84,168)
  Accounts payable and accrued liabilities                          (357,113)        79,221
                                                                 --------------------------
         Net cash used in operating activities                    (1,672,381)      (317,804)
                                                                 --------------------------
INVESTING ACTIVITIES:
Capital expenditures                                                (449,271)       (48,109)
Investment in NuRx                                                  (400,000)
                                                                 --------------------------

         Net cash (used in) provided by investing activities        (849,271)       (48,109)
                                                                 --------------------------
FINANCING ACTIVITIES:
Proceeds from issuance of stock                                    1,366,304
                                                                 --------------------------
         Net cash provided by financing activities                 1,366,304              0
                                                                 --------------------------
NET DECREASE IN CASH AND CASH EQUIVALENTS                         (1,155,348)      (365,913)
                                                                 --------------------------
CASH AND CASH EQUIVALENTS, BEG OF PERIOD                           5,676,360        427,200
                                                                 --------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                         $ 4,521,012      $  61,287
                                                                 ==========================


The accompanying notes are an integral part of these consolidated statements of cash flow

                               BIONUTRICS, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A- The accompanying unaudited Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not included all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows for all periods presented have been made. The results of operations for the three month period ended January 31, 1997 are not necessarily indicative of the operating results that may be expected for the entire year ending October 31, 1997. These financial statements should be read in conjunction with the Company's October 31, 1996 financial statements and accompanying notes thereto.

NOTE B- Net Loss per share is computed by dividing net loss by the weighted average number of common shares assumed outstanding during the three-month periods. Options and warrants are excluded from the net loss per share calculation as they are anti-dilutive.

NOTE C- The company raised $1,366,304 in capital through issuance of common stock during the quarter ended January 31, 1997. This capital stock was issued at $5.00 to $7.00 per share.

NOTE D- The company invested $400,000 in a joint venture with InCon Technologies during the quarter ended January 31, 1997. On July 31, 1996, the Company entered into an agreement with InCon Technologies, L.L.C. to form a limited liability company ("joint venture") to undertake the further research and development of certain non-proprietary dietary supplements and other non-proprietary nutritional and health promoting products and to manufacture, market and sell existing, as well as newly developed supplements and products. The two companies will share equally in the capital contribution, profits and losses derived, and management of the joint venture.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Three months ended January 31, 1997 and January 31, 1996

         There were no revenues recorded in the first quarter as the Company is presently transitioning from research and development to sales and distribution. The sale of its first product is targeted for April 1997.

         Consulting services were $288,441 for the quarter ended January 31, 1997 compared to $33,782 for the same period in 1996. This increase is primarily attributable to expenditures relating to preparation for product introduction.

         Research and development expenses were $62,474 for the quarter ended January 31, 1997 compared to $92,295 for the same period in 1996. This decrease is due to lower levels of research and development as the Company is moving from a research to a production mode.

         Other operating expenses were $956,323 for the quarter ended January 31, 1997 compared to $457,757 for the same period in 1996. This increase in operating expenses is due primarily to higher levels of salaries and related costs for anticipated product sales and distribution in the second quarter of 1997.

         Interest income was $55,992 for the quarter ended January 31, 1997 compared to $819 for the same period in 1996 due to increased levels of cash.

         Net loss increased to $(1,251,483) or $(.08) per share for the quarter ended January 31, 1997 from $(598,940), or $(.06) per share, for the quarter ended January 31, 1996 due to increased levels of expenses as outlined above.

LIQUIDITY AND CAPITAL RESOURCES

Three months ended January 31, 1997 and January 31, 1996

         Net cash used in operating activities during the quarter ended January 31, 1997 was $1,672,381 as compared to $317,804 during the same period in 1996. The increase in cash used is primarily due to increased expenses incurred in preparation for the launch of the Company's product in the second quarter.

         Net cash used in investing activities during the quarter ended January 31, 1997 was $849,271 as compared to $48,109 during the same period in 1996. This increase is attributable to a $400,000 investment in a joint venture and capital expenditures for manufacturing operations.

         The Company received proceeds from issuance of its Common Stock in the quarter ended January 31, 1997 of $1,366,304 versus $0 for the same period in 1996.